UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50162

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Four Points Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55A E. Ridgewood Avenue Suite 12
(No. and Street)

Ridgewood	N. J.	07450
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave.	Maitland	FL	07450
(Address)	(City)	(State)	(Zip Code)

06/23/04	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clake Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Four Points Capital Partners LLC, as of December 31, 2024, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICAH A. TAYLOR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
My Commission Expires 12/15/2025

Signature: J. Clake Gray

Title: CFO

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOUR POINTS CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
(Confidential Per Rule 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2024

FOUR POINTS CAPITAL PARTNERS, LLC

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Four Points Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Four Points Capital Partners, LLC as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Four Points Capital Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Four Points Capital Partners, LLC's management. Our responsibility is to express an opinion on Four Points Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Four Points Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Four Points Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Four Points Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Four Points Capital Partners, LLC's auditor since 2019.

Maitland, Florida

May 2, 2025

FOUR POINTS CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Assets

Cash and cash equivalents	$	285,008
Due from clearing broker		50,112
Commissions receivable		204,358
Right of use asset		34,365
Other assets		18,000
Total Assets	$	591,843

Liabilities and Member's Equity

Liabilities

Accounts payable	$	252,891
Commissions payable		20,625
Accrued expenses		20,312
Lease liability		35,065
Total Liabilities	$	328,893
Member's Equity		262,950
Total Liabilities and Member's Equity	$	591,843

2

See independent auditors' report and notes to financial statements

FOUR POINTS CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues

Commissions - clearing	$	501,750
Mutual funds and 12b-1's - clearing		389,919
Mutual funds, insurance and 12b-1's - direct		594,722
Private placements income – success fees		3,438,921
Private placements – retainer		140,446
Investment management fees – clearing		65,690
Interest income		32,974
Total Revenue		5,164,422

Expenses

Commissions	4,560,272
Office expenses	130,427
Clearance	105,395
Professional fees	239,444
Regulatory	81,245
Rent	54,835
Total Expenses	5,171,618

Net loss	$	(7,196)

3

FOUR POINTS CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

Balance - January 1, 2024	$	270,146
Net loss		(7,196)
Balance - December 31, 2024	$	262,950

4

FOUR POINTS CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows from Operating Activities

Net loss	$	(7,196)

Adjustment to reconcile net loss to net cash provided by operating activities:

Non-cash operating lease expense	38,249
Non-cash operating interest expense	4,592
Changes in operating assets and liabilities	
Increase in Commissions receivable	(131,826)
Increase in Accounts payable	222,451
Increase in Commissions payable	20,625
Decrease in Accrued expenses	(2,957)
Decrease in Deferred commissions	(18,500)
Decrease in lease liability	(42,280)
Total Adjustments	90,354

Net Cash Provided by Operating Activities		83,158
Change in Cash and Cash Equivalents		83,158
Cash and Cash Equivalents - January 1, 2024		201,850
Cash and Cash Equivalents - December 31, 2024	$	285,008

Supplemental cash flow information:

There was $0 paid for income taxes and interest during the year.

5

NOTE 1 - NATURE OF BUSINESS

Four Points Capital Partners, LLC (the "Company") was chartered by the State of Texas as a Limited Liability Company ("LLC") in July 23, 1997. The purpose of the corporation is to carry on a securities brokerage business. On May 20, 2013 the Company was sold by its former owner ATB Holdings Company LLC ("ATB") to 5M Holdings LLC ("5M"), a Delaware limited liability company. As of that date 100% of the membership interests were transferred from ATB to 5M and continue to be held by 5M.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). It operates out of its home office in New York State. The Company is licensed to conduct business as a retail securities broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION

SIGNIFICANT JUDGMENTS

Revenues from contracts with customers include advisory fees, commissions on trades and mutual funds and mutual fund and 12b-1 fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at the point in time or over time: how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

REVENUE RECOGNITION(CONTINUED)

PRIVATE PLACEMENTS

The Company provides advisory services to their customers. Revenue from private placements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024, there was no deferred income.

BROKERAGE COMMISSIONS

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

DISTRIBUTION FEES

The Company enters into arrangements with managed accounts or other pooled investment vehicles(funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

REVENUE RECOGNITION(CONTINUED)

DISTRIBUTION FEES(CONTINUED)

Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

MUTUAL FUND AND VARIABLE ANNUITIES COMMISSIONS AND 12B-1 FEES

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

INVESTMENT ADVISORY FEES

The Company provides investment advisory services on a daily basis. The company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

INTEREST REVENUE

Interest rebate income which is net interest earned on cash held in customer accounts with the clearing firm are recognized monthly which is when the company believes its performance obligation has been satisfied in all material respects. There were no unsatisfied performance obligations at December 31, 2024.

CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC impacts the impairment model for certain financial assets requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

COMMISSIONS RECEIVABLE

The Company receives commissions from it clearing firm. At December 31, 2024, the amount due from the clearing firm was $204,358.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2023, the Company had no cash equivalents.

INCOME TAXES

The Company is a single-member limited liability company. The Company is considered to be a disregarded entity for tax reporting purposes and is not subject to federal and state income taxes and does not file income tax returns in any jurisdiction. All items of taxable income or expense are reported on the member's tax return. The Company may be subject to New York City Unincorporated Business Tax ("NYCUBT") however, the member of the Parent also reports any income derived from New York City source income that may be subject to NYCUBT on his personal tax return.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. As of December 31, 2024 there were no deferred taxes or allowances.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

COMPENSATED ABSENCES (CONTINUED)

been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

LEASES

The Company calculates its operating lease right-of-use asset and operating lease liability using its incremental borrowing rate and terms under the lease agreement. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized. The Company amortizes the operating lease right-of-use asset over the lease term.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accrued expenses and other liabilities, which have been classified as Level 1.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

The Company maintains all of its cash in a financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured, or in deposit accounts which exceed the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of instrument. It is the Company's policy to review the credit standing of each counterparty as necessary.

NOTE 5 – DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the Clearing agreement, the Company is obligated to maintain a deposit of $50,000. This deposit is included in the amounts due from clearing broker in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $244,950, which exceeded required net capital by $194,950, and a total aggregate indebtedness of $294,528. The Company's aggregate indebtedness to net capital ratio was 1.2024 to 1 at December 31, 2024.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 - INCOME TAXES

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-

NOTE 7 - INCOME TAXES (CONTINUED)

than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2024, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "general and administrative expenses". As of December 31, 2024, no interest or penalties were required to be recorded.

The Company is no longer subject to local income tax examinations by tax authorities for years prior to 2021.

NOTE 8 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital business. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2) , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Management has evaluated the Company's events and transactions through the date the financial statements were available to be issued. The Company has received a claim from a former client in the amount of $316,769. The claim alleges unsuitability, excessive trading and failure to follow instructions. The Company believes the case is without merit and plans to defend itself vigorously.

NOTE 10– LEASING AGREEMENT

The Company leases its office space under an operating lease with a two year term effective November 1, 2023. There is no renewal option.

The lease requires monthly lease payments averaging $3,570. There are no separate charges for utilities, real estate taxes, maintenance and insurance.

The maturities of the operating lease liability as of December 31, 2024, are as

Years ending December 31,	
2025	36,400
Total future minimum lease payments	36,400
Less inputed interest	(1,335)
Present value of operating lease liability	$35,065
Remaining term	.83 years
Discount rate	8.22%

Rent expense under the above lease for the year ended December 31, 2024 was $42,840 and is included in Rent in the Statement of Income.

NOTE 10– LEASING AGREEMENT (CONTINUED)

The following summarizes the line items in the Statement of Financial Condition which includes the operating lease as of December 31, 2024:

Operating lease right of use asset, net of amortization	$34,365
Operating lease liability	$35,065

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued and determined the Company has no events and transactions occurring that require disclosure.

FOUR POINTS CAPITAL PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

Net Capital

Total member's equity	$ 262,950
Deductions and Charges	
Non-allowable asset:	
Other assets	(18,000)
Net Capital	244,950

Aggregate Indebtedness

Total Liabilities	$ 328,893
Exclusions from aggregate indebtedness	(34,365)
Total Aggregate Indebtedness	$ 294,528

Computation of Basic Net Capital Requirement:

(a) Minimum net capital required (6 2/3 % of total A.I.)	$ 19,365
(b) Minimum net capital required of broker dealer	$ 50,000
Net Capital Requirement (Greater of (a) or (b))	$ 50,000
Excess Net Capital	$ 194,950
Excess Net Capital at 120% (Net Capital - 120% of Minimum)	$ 184,950
Ratio of A.I. to Net Capital	1.2024

Net Capital as reported in unaudited Form X-17A-5 Part II filing	$ 266,275
Increase in rent	(700)
Increase in Commissions payable	(20,625)
Net Capital as revised and reflected above	$ 244,950

FOUR POINTS CAPITAL PARTNERS, LLC

Supplemental Information –Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024 **Schedule II**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

December 31, 2024 **Schedule III**

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Four Points Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Four Points Capital Partners, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Four Points Capital Partners, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) Four Points Capital Partners, LLC stated that Four Points Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company, receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Four Points Capital Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Four Points Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

May 2, 2025

Four Points Capital Partners, LLC

Four Points Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Four Points Capital Partners, LLC

I, J. Clarke Gray , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

J. Clarke Gray
Chief Financial Officer

March 31, 2025